No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN AMENDED ORDER UNDER SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-1

CORPORATE CAPITAL TRUST, INC., CORPORATE CAPITAL TRUST II, KKR INCOME OPPORTUNITIES FUND, KKR CREDIT ADVISORS (US) LLC, FS/KKR ADVISOR, LLC, KKR CREDIT ADVISORS (HONG KONG) LIMITED, KKR STRATEGIC CAPITAL MANAGEMENT LLC, KKR FI ADVISORS LLC, KKR FINANCIAL ADVISORS LLC, KKR FINANCIAL ADVISORS II, LLC, KKR CS ADVISORS I LLC, KKR MEZZANINE I ADVISORS LLC, KKR FI ADVISORS CAYMAN LTD., KAM ADVISORS LLC, KAM FUND ADVISORS LLC, KKR CREDIT FUND ADVISORS LLC, KKR ASSET MANAGEMENT PARTNERS LLP, KKR ASSET MANAGEMENT, LTD., KKR CREDIT ADVISORS (IRELAND), KKR CAPITAL MARKETS HOLDINGS L.P., KKR CAPITAL MARKETS LLC, KKR CAPITAL MARKETS LIMITED, KKR CAPITAL MARKETS ASIA LIMITED, KKR CORPORATE LENDING LLC, KKR CORPORATE LENDING (CAYMAN) LIMITED, KKR CORPORATE LENDING (UK) LLC, MERCHANT CAPITAL SOLUTIONS LLC, MCS CAPITAL MARKETS LLC, MCS CORPORATE LENDING LLC, KKR ALTERNATIVE CREDIT LLC, KKR ALTERNATIVE CREDIT L.P., KKR ALTERNATIVE CREDIT LIMITED, KKR FINANCIAL HOLDINGS LLC, KKR FINANCIAL HOLDINGS, LTD., KKR FINANCIAL HOLDINGS II, LLC, KKR FINANCIAL HOLDINGS II, LTD., KKR FINANCIAL HOLDINGS III, LLC, KKR FINANCIAL HOLDINGS III, LTD., KKR FINANCIAL CLO HOLDINGS, LLC, KKR TRS HOLDINGS, LTD., KKR STRATEGIC CAPITAL INSTITUTIONAL FUND, LTD., KKR DEBT INVESTORS II (2006) IRELAND L.P., KKR DI 2006 LP, KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED, 8 CAPITAL PARTNERS L.P., KKR FINANCIAL CLO 2005-1, LTD., KKR FINANCIAL CLO 2005-2, LTD., KKR FINANCIAL CLO 2006-1, LTD., KKR FINANCIAL CLO 2007-A, LTD., KKR FINANCIAL CLO 2007-1, LTD., KKR FINANCIAL CLO 2012-1, LTD., KKR FINANCIAL CLO 2013-1, LTD., KKR FINANCIAL CLO 2013-2, LTD., KKR CLO 9 LTD., KKR CLO 10 LTD., KKR CLO 11 LTD., KKR CLO 12 LTD., KKR CLO 13 LTD., KKR CLO 14 LTD., KKR CLO 15 LTD., KKR CLO 16 LTD., KKR CLO 17 LTD., KKR CLO 18 LTD., KKR CORPORATE CREDIT PARTNERS L.P., KKR MEZZANINE PARTNERS I L.P., KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P., KKR-KEATS CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS L.P., KKR-MILTON CAPITAL PARTNERS II L.P., KKR LENDING PARTNERS L.P., KKR LENDING PARTNERS II L.P., KKR-VRS CREDIT PARTNERS L.P., KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P., KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P., KKR SPECIAL SITUATIONS (DOMESTIC) FUND II L.P., KKR SPECIAL SITUATIONS (EEA) FUND II L.P., KKR STRATEGIC CAPITAL OVERSEAS FUND LTD., KKR-CDP PARTNERS L.P., KKR-PBPR CAPITAL PARTNERS L.P., KKR CREDIT SELECT (DOMESTIC) FUND L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P., KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P., KKR TACTICAL VALUE SPN L.P., KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P., KKR LENDING PARTNERS EUROPE (USD) L.P., KKR LENDING PARTNERS EUROPE (EURO) L.P., KKR EUROPEAN RECOVERY PARTNERS L.P., KKR REVOLVING CREDIT PARTNERS L.P., AVOCA CLO X DESIGNATED ACTIVITY COMPANY, AVOCA CLO XI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY, AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XV DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY, AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY, KKR EUROPEAN FLOATING RATE LOAN FUND, ABSALON CREDIT FUND LIMITED, GARDAR LOAN FUND, AVOCA CREDIT OPPORTUNITIES PLC, KKR EUROPEAN CREDIT OPPORTUNITIES FUND II, PRISMA SPECTRUM FUND LP, POLAR BEAR FUND LP, KKR TFO PARTNERS L.P., TACTICAL VALUE SPN – APEX CREDIT L.P., TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P., KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P., TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P., KKR PIP INVESTMENTS L.P., PRISMA CAPITAL PARTNERS LP, KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P., CPS MANAGERS MASTER FUND L.P., KKR SPN CREDIT INVESTORS L.P., KKR SPN INVESTMENTS L.P., CDPQ AMERICAN FIXED INCOME III, L.P., PRISMA APEX TACTICAL FUND ICAV, PRISMA APEX TACTICAL FUND L.P., RENDALL STREET FUND LIMITED, KKR LENDING PARTNERS III L.P. AND LP III WAREHOUSE LLC

555 California Street, 50th Floor

San Francisco, CA 94104

(415) 315-3260

All Communications, Notices and Orders to:

Nicole Macarchuk, Esq.
General Counsel
KKR Credit Advisors (US) LLC
555 California Street, 50th Floor
San Francisco, CA 94104
Telephone: (415) 315-3260

Copies to:

Kenneth E. Young, Esq. William J. Bielefeld, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988

March 6, 2018

I.	Summary of application

On June 19, 2017, the following entities obtained an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1, as described more fully therein (the “Prior Order”):2

●	Corporate Capital Trust, Inc. (“CCT I”), a closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the 1940 Act;[3]

●	Corporate Capital Trust II (“CCT II”), a BDC;

●	KKR Income Opportunities Fund (“KIO”), a closed-end management investment company (together with CCT I and CCT II, the “Existing Regulated Entities”);

●	KKR Credit Advisors (US) LLC (f/k/a/ KKR Asset Management LLC) (“KKR Credit”), the investment adviser to KIO, CCT I and CCT II;[4]

●	The investment advisory subsidiaries and relying advisers of KKR Credit set forth on Schedule A5 hereto (collectively, with KKR Credit, the “Existing KKR Credit Advisers”);

●	KKR Capital Markets Holdings L.P. and its capital markets subsidiaries (collectively, the “KCM Companies”) and other indirect, wholly- or majority-owned subsidiaries of KKR & Co. L.P. (“KKR”) set forth on Schedule A hereto. These entities are all indirect, wholly- or majority-owned subsidiaries of KKR and, from time to time, may hold various financial assets in a principal capacity (in such capacity, “Existing KKR Proprietary Accounts”);

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Corporate Capital Trust, Inc., et. al. (File No. 812-14408), Investment Company Act Release Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order).

[3]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

[4]	KKR Credit is currently the investment adviser to CCT I and sub-adviser to CCT II, but it is expected that a KKR Credit Adviser will be the investment adviser to CCT I and CCT II upon the Effective Date (as defined below).

[5]	All of the Existing KKR Credit Advisers are subsidiaries of KKR Credit, other than KKR Credit Advisors (Ireland), which is not a subsidiary for tax reasons and will no longer be a relying adviser due to changes in the requirements for qualifying for umbrella registration, but operates along with the other Existing KKR Credit Advisers that collectively conduct a single advisory business, and as an Applicant acknowledges that it is subject to the Conditions of the Amended Order (as defined below). Once KKR Credit Advisors (Ireland) is no longer a relying adviser, it will be a registered investment adviser.

●	KKR Financial Holdings LLC (“KFN”),[6] its wholly-owned subsidiaries set forth on Schedule A, and its wholly-owned subsidiaries that may be formed in the future (collectively, “KFN Subsidiaries”); and

●	Investment funds set forth on Schedule A hereto, each of which is an entity (i) (A) whose primary investment adviser is an Existing KKR Credit Adviser or (B) whose primary investment adviser is a registered investment adviser controlled by KKR that is not an Existing KKR Credit Adviser (the “Existing KKR Primary Adviser”) and whose sub-adviser is an Existing KKR Credit Adviser (each a “Sub-Advised Affiliated Fund”) and (ii) that either (A) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act or (B) relies on the Rule 3a-7 exemption from investment company status (each, together with each such entity’s direct and indirect wholly-owned subsidiaries, an “Existing Affiliated Fund,”[7] and collectively, the “Existing Affiliated Funds” and, together with the Existing Regulated Entities, Existing KKR Credit Advisers, Existing KKR Primary Adviser, Existing KKR Proprietary Accounts and KFN, the “Applicants”).

Except as stated herein, defined terms used in this application amendment (the “Application Amendment”) have the meanings provided in the application for the Prior Order, as amended and restated (the “Prior Application”).

The Applicants hereby seek an amended order (the “Amended Order”) from the Commission under Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder to extend the relief granted in the Prior Order such that it no longer applies to only Future Regulated Entities whose investment adviser is KKR Credit, but also applies to Future Regulated Entities whose investment adviser is a KKR Credit Adviser that is a registered investment adviser. Applicants propose to:

●	amend the term “Future Regulated Entity” defined in the Prior Application to mean a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC and (b) whose investment adviser is a KKR Credit Adviser that is registered as an investment adviser under the Advisers Act;

[6]	KFN, a majority-owned subsidiary of KKR, is a specialty finance company that is externally advised by KKR Financial Advisors LLC, which is an Existing KKR Credit Adviser. KFN is a holding company that engages in its specialty finance business through various wholly-owned subsidiaries that rely on one or more exemptions or exceptions from the definition of an investment company. Thus, KFN itself does not come within the definition of an investment company in Section 3(a)(1) of the 1940 Act. KFN was acquired by KKR on April 30, 2014. For purposes of the requested Order, KFN and each KFN Subsidiary is included in definition of “Existing KKR Proprietary Account.”

[7]	Certain Existing Affiliated Funds are collateralized loan obligation (“CLO”) entities that rely on Rule 3a-7 under the 1940 Act in addition to Section 3(c)(7) thereof. These Existing Affiliated Funds are all advised by an Existing KKR Credit Adviser.

●	amend the Prior Application to remove CNL Fund Advisors Company and CNL Fund Advisors II, LLC as Applicants and add FS/KKR Advisor, LLC (“FS/KKR Advisor”) as an Applicant, and make it possible for FS/KKR Advisor to be able to rely on the Amended Order with respect to FS Investment Corporation (“FSIC”), FS Investment Corporation II (“FSIC II”), FS Investment Corporation III (“FSIC III”) and FS Investment Corporation IV (“FSIC IV” and together with FSIC, FSIC II and FSIC III, the “FS BDCs”[8] and together with them and CCT I and CCT II, the “BDCs”), and with respect to CCT I, CCT II and Future Regulated Entities, following the effective date (the “Effective Date”) under that certain Master Transaction Agreement dated December 10, 2017 by and among KKR Credit and certain affiliates of Franklin Square Holdings, L.P. (“FS Investments”)[9] and once CNL Fund Advisors II, LLC is no longer advising CCT II and FS/KKR Advisor is advising the BDCs;

●	amend the term “Existing KKR Credit Adviser” defined in the Prior Application to include FS/KKR Advisor; and

●	amend the term “Adviser” defined in the Prior Application to mean any KKR Credit Adviser.

II.	GENERAL DESCRIPTION OF APPLICANTS

Except as stated herein, the disclosure in Section II, “General Description of Applicants,” of the Prior Application is equally applicable to this Application Amendment.

A.	The BDCs

1.	CCT I

CCT I was organized under the General Corporation Law of the State of Maryland on June 9, 2010 for the purpose of operating as an externally-managed, non-diversified BDC. CCT I’s shares of common stock are listed on the New York Stock Exchange (“NYSE”). CCT I’s investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. A substantial portion of CCT I’s portfolio consists of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. CCT I may also separately purchase common or preferred equity interests in transactions. CCT I’s portfolio includes fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments. In addition, CCT I has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. CCT I’s principal place of business is 555 California Street, 50th Floor, San Francisco, CA 94104.

[8]	Because the Amended Order would be in place prior to the time that the FS/KKR Advisor is an investment adviser to the FS BDCs, the FS BDCs would rely on the Amended Order as Future Regulated Entities. However, because the entities exist and are known, we have included some information concerning the FS BDCs in this Application Amendment.

[9]	KKR Credit and FS Investments entered into the Master Transaction Agreement to, among other things, form FS/KKR Advisor, a new investment adviser that will be jointly operated by KKR Credit and an affiliate of FS Investments, which will serve as the investment adviser to each BDC, if approved as an investment adviser by each BDC’s stockholders. KKR Credit and FS Investments are currently seeking stockholder approval of the proposed transaction and the new investment advisory agreement between each BDC and FS/KKR Advisor. If stockholders approve each of such new investment advisory agreements and the Amended Order is obtained, the Effective Date is expected to be on or about April 1, 2018.

2.	CCT II

CCT II was organized as a statutory trust under the laws of the State of Delaware on August 12, 2014. CCT II is an externally-managed, non-diversified BDC. CCT II’s investment objective is to provide shareholders with current income and, to a lesser extent, long-term capital appreciation. A substantial portion of CCT II’s portfolio consists of senior and subordinated debt, and may take the form of corporate loans or bonds, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. CCT II may also separately purchase common or preferred equity interests in transactions. CCT II’s portfolio includes fixed-rate investments that generate absolute returns as well as floating-rate investments that provide protection in rising interest rate and inflationary environments. In addition, CCT II has elected to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. CCT II’s principal place of business is currently 450 S. Orange Avenue, Orlando, Florida 32801, but it is expected that, upon the Effective Date, its principal place of business will be 555 California Street, 50th Floor, San Francisco, CA 94104.

3.	The FS BDCs

Each FS BDC was organized under the General Corporation Law of the State of Maryland for the purpose of operating as an externally-managed, non-diversified, BDC. Each FS BDC has elected to be treated for tax purposes, and intends to qualify annually, as a RIC under the Code. FSIC’s shares of common stock are listed on the NYSE. Each FS BDC’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. Each FS BDC intends for its portfolio to be comprised primarily of investments in senior secured loans, second lien loans and subordinated loans, which are generally referred to as mezzanine loans, of private, U.S., small and middle market companies. In connection with each FS BDC’s debt investments, it may receive equity interests such as warrants or options as additional consideration. Each FS BDC may also purchase minority interests in the form of common or preferred equity in its target companies, either in conjunction with one of its debt investments or through a co-investment with a financial sponsor. Each FS BDC is currently advised by a registered investment adviser that is neither a KKR Credit Adviser, a KKR Primary Adviser, nor an affiliated person of KKR.

Each of the FS BDCs’ principal place of business is 201 Rouse Boulevard, Philadelphia, PA 19112.

4.	BDC Boards

Each of the BDCs has, and following the Effective Date will have, a Board that is comprised of a majority of Independent Directors.10

B.	KIO

KIO was organized as a statutory trust under the laws of the State of Delaware on March 17, 2011. KIO is a non-diversified, closed-end management investment company registered under the 1940 Act whose primary investment objective is to seek a high level of current income with a secondary objective of capital appreciation. KIO’s common shares are listed on the NYSE. KIO seeks to achieve its investment objectives by employing a dynamic strategy of investing in a targeted portfolio of loans and fixed-income instruments of U.S. and non-U.S. issuers and implementing hedging strategies in order to seek to achieve attractive risk-adjusted returns. KIO’s principal place of business is 555 California Street, 50th Floor, San Francisco, CA 94104.

KIO has a four member Board, of which three members are Independent Directors.

No Independent Director of a Regulated Entity will have a financial interest in any Co-Investment Transaction.

C.	FS/KKR Advisor

Following the Effective Date, FS/KKR Advisor will serve as the investment adviser to each BDC. Upon the Effective Date, FS/KKR Advisor will be controlled by KKR Credit. FS/KKR Advisor was formed as a Delaware limited liability company on January 8, 2018, and upon the Effective Date, and prior to relying on the relief requested herein, will be registered as an investment adviser with the Commission under the Advisers Act.

D.	KKR Entities

KKR is a leading global investment firm with a 40-year history of leadership, innovation and investment excellence. Founded in 1976, KKR is a global firm with offices around the world. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity.

[10]	The term “Independent Directors” refers to the directors or trustees of any Regulated Entity who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

KKR Credit, a subsidiary of KKR, serves as investment adviser to KIO, CCT I and CCT II. KKR Credit is a Delaware limited liability company that has been continuously registered as an investment adviser with the Commission since 2008. It is expected that following the Effective Date, the BDCs and potentially certain Future Regulated Entities will be advised by KKR Credit or another KKR Credit Adviser that is a registered investment adviser.

The Existing KKR Primary Adviser serves as primary investment adviser to Sub-Advised Affiliated Funds. The Existing KKR Primary Adviser is registered as an investment adviser under the Advisers Act.

III.	RELIEF FOR PROPOSED CO-INVESTMENTS

The Applicants respectfully request the Amended Order of the Commission under Section 57(i) and Rule 17d-1 to permit, subject to the terms and conditions set forth in the Prior Application (together, the “Conditions”), one or more Regulated Entities to be able to participate in Co-Investment Transactions with one or more other Regulated Entities and/or one or more Affiliated Investors. Applicants seek the Amended Order in order to permit such Regulated Entities participating in Co-Investment Transactions to be advised by a KKR Credit Adviser that is registered as an investment adviser under the Advisers Act, and not just by KKR Credit.

The analysis in Section III, “Relief for Proposed Co-Investments,” of the Prior Application is equally applicable to this Application Amendment, which differs only from the Prior Application in so far as:

●	it is intended to apply not only to Future Regulated Entities whose investment adviser is KKR Credit, but also to Future Regulated Entities advised or sub-advised by any Existing KKR Credit Adviser or any future investment adviser that is controlled by KKR Credit and is registered as an investment adviser under the Advisers Act; and

●	all references to a CFA Adviser are removed.

Accordingly, that prior analysis is not restated herein.

The Conditions of the Prior Order, as stated in Section III.G of the Prior Application, will remain in effect.

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application Amendment and the Notice and Amended Order to:

Nicole Macarchuk, Esq. General Counsel KKR Credit Advisors (US) LLC 555 California Street, 50th Floor San Francisco, CA 94104 Telephone: (415) 315-3260

Please address any questions, and a copy of any communications, concerning this Application Amendment, the Notice and Amended Order to:

Kenneth E. Young, Esq. William J. Bielefeld, Esq. Dechert LLP Cira Centre, 2929 Arch Street Philadelphia, PA 19104 (215) 994-2988

B.	Authorizations

The filing of this Application Amendment for the Amended Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by CCT I’s Board pursuant to resolutions duly adopted by the Board on October 29, 2010 (attached hereto as Exhibit A).

The filing of this Application Amendment for the Amended Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by CCT II’s Board pursuant to resolutions duly adopted by the Board by unanimous written consent on December 24, 2014 (attached hereto as Exhibit B).

The filing of this Application Amendment for the Amended Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by KIO’s Board pursuant to resolutions duly adopted by the Board on December 18, 2014 (attached hereto as Exhibit C).

In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application Amendment on behalf of the Applicants (other than CCT I, CCT II and KIO), being duly sworn, deposes and says that he or she has duly executed the attached Application Amendment for and on behalf of such Applicants; that he or she is authorized to execute the Application Amendment pursuant to the terms of such Applicant’s operating agreement, management agreement or otherwise, and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application Amendment have been taken.

Applicants have caused this Application Amendment to be duly signed on their behalf on the 6th day of March, 2018.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Todd C. Builione
Name:	Todd C. Builione
Title:	Chief Executive Officer

CORPORATE CAPITAL TRUST II

By:	/s/ Chirag J. Bhavsar
Name:	Chirag J. Bhavsar
Title:	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

FS/KKR ADVISOR, LLC

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	Vice President, Treasurer and Secretary

KKR CREDIT ADVISORS (US) LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC
KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KAM ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2012-1, LTD.
KKR FINANCIAL CLO 2013-1, LTD.
KKR FINANCIAL CLO 2013-2, LTD.
KKR FINANCIAL CLO HOLDINGS, LLC
KKR CLO 9 LTD.
KKR CLO 10 LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.
KKR LENDING PARTNERS L.P.
KKR LENDING PARTNERS II L.P.
KKR-VRS CREDIT PARTNERS L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.
KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND II L.P.
KKR SPECIAL SITUATIONS (EEA) FUND II L.P.
KKR STRATEGIC CAPITAL INSTITUTIONAL FUND, LTD.
KKR STRATEGIC CAPITAL OVERSEAS FUND LTD.
KKR-CDP PARTNERS L.P.
KKR-PBPR CAPITAL PARTNERS L.P.
KKR CREDIT SELECT (DOMESTIC) FUND L.P.
KKR CREDIT ADVISORS (HONG KONG) LIMITED
KKR STRATEGIC CAPITAL MANAGEMENT LLC
KAM FUND ADVISORS LLC

KKR CREDIT FUND ADVISORS LLC
KKR ALTERNATIVE CREDIT LLC
KKR ALTERNATIVE CREDIT L.P.
KKR ALTERNATIVE CREDIT LIMITED
KKR FINANCIAL HOLDINGS II, LTD.
KKR FINANCIAL HOLDINGS III, LTD.
KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED
KKR CLO 11 LTD.
KKR CLO 12 LTD.
KKR CLO 13 LTD.
KKR CLO 14 LTD.
KKR CLO 15 LTD.
KKR CLO 16 LTD.
KKR CLO 17 LTD.
KKR CLO 18 LTD.
KKR-MILTON CAPITAL PARTNERS II L.P.
KKR PIP INVESTMENTS L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P.
KKR TACTICAL VALUE SPN L.P.
KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (USD) L.P.
KKR LENDING PARTNERS EUROPE (EURO) L.P.
KKR EUROPEAN RECOVERY PARTNERS L.P.
KKR REVOLVING CREDIT PARTNERS L.P.
TACTICAL VALUE SPN – APEX CREDIT L.P.
TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P.
KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P.
TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P.
CDPQ AMERICAN FIXED INCOME III, L.P.
KKR LENDING PARTNERS III L.P.
LP III WAREHOUSE LLC
KKR TFO PARTNERS L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

KKR CAPITAL MARKETS HOLDINGS L.P.
KKR CAPITAL MARKETS LLC
KKR CORPORATE LENDING LLC
KKR CORPORATE LENDING (UK) LLC
MERCHANT CAPITAL SOLUTIONS LLC
MCS CAPITAL MARKETS LLC
MCS CORPORATE LENDING LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

KKR CAPITAL MARKETS LIMITED
kkr corporate lending (cayman) limited

By:	/s/ John Empson
Name:	John Empson
Title:	Director

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Diane Raposio
Name:	Diane Raposio
Title:	Director

KKR CREDIT ADVISORS (IRELAND)
KKR EUROPEAN FLOATING RATE LOAN FUND
ABSALON CREDIT FUND LIMITED
GARDAR LOAN FUND
KKR EUROPEAN CREDIT OPPORTUNITIES FUND II

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Vice President

KKR ASSET MANAGEMENT PARTNERS LLP

By:	/s/ Dan Pietrzak
Name:	Dan Pietrzak
Title:	Authorized Signatory

AVOCA CLO X DESIGNATED ACTIVITY COMPANY
AVOCA CLO XI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY
AVOCA CREDIT OPPORTUNITIES PLC

By:	/s/ Conor O’Neill
Name:	Conor O’Neill
Title:	Principal

PRISMA CAPITAL PARTNERS LP
PRISMA SPECTRUM FUND LP
POLAR BEAR FUND LP

By:	/s/ Ken Eagle
Name:	Ken Eagle
Title:	Authorized Signatory

PRISMA Apex Tactical Fund ICAV

By:	/s/ Matthew Edge
Name:	Matthew Edge
Title:	Authorized Signatory

KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P.
CPS MANAGERS MASTER FUND L.P.
KKR SPN CREDIT INVESTORS L.P.
KKR SPN INVESTMENTS L.P.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Signatory

PRISMA APEX TACTICAL FUND L.P.
RENDALL STREET FUND LIMITED

By:	/s/ John Brennan
Name:	John Brennan
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust, Inc., that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CORPORATE CAPITAL TRUST, INC.

By:	/s/ Todd C. Builione
Name:	Todd C. Builione
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Corporate Capital Trust II, that he is the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CORPORATE CAPITAL TRUST II

By:	/s/ Chirag J. Bhavsar
Name:	Chirag J. Bhavsar
Title:	Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS/KKR Advisor, LLC, that he is the Vice President, Treasurer and Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS/KKR ADVISOR, LLC

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	Vice President, Treasurer and Secretary

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of KKR Income Opportunities Fund, that she is the Secretary and Vice President of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

KKR INCOME OPPORTUNITIES FUND

By:	/s/ Nicole Macarchuk
Name:	Nicole Macarchuk
Title:	Secretary and Vice President

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Credit Advisors (US) LLC, KKR Asset Management LTD., KKR CS Advisors I LLC, KKR FI Advisors LLC, KKR FI Advisors Cayman LTD., KKR Financial Advisors LLC, KKR Financial Advisors II LLC, KKR Mezzanine I Advisors LLC, KAM Advisors LLC, KKR Debt Investors II (2006) Ireland LP, KKR DI 2006 LP, 8 Capital Partners L.P., KKR Financial CLO 2007-1, LTD., KKR Financial CLO 2012-1, LTD., KKR Financial CLO 2013-1, LTD., KKR Financial CLO 2013-2, LTD., KKR Financial CLO Holdings, LLC, KKR CLO 9 LTD., KKR CLO 10 LTD., KKR Financial Holdings, Inc., KKR Financial Holdings, LTD., KKR Financial Holdings LLC, KKR Financial Holdings II, LLC, KKR Financial Holdings III, LLC, KKR Financial Holdings IV, LLC, KKR Corporate Credit Partners L.P., KKR Mezzanine Partners I L.P., KKR Mezzanine Partners I Side-By-Side L.P., KKR TRS Holdings, LTD., KKR-Keats Capital Partners L.P., KKR-Milton Capital Partners L.P., KKR Lending Partners L.P., KKR Lending Partners II L.P., KKR-VRS Credit Partners L.P., KKR Special Situations (Domestic) Fund L.P., KKR Special Situations (Offshore) Fund L.P., KKR Special Situations (Domestic) Fund II L.P., KKR Special Situations (EEA) Fund II L.P., KKR Strategic Capital Institutional Fund, Ltd., KKR Strategic Capital Overseas Fund Ltd., KKR-CDP Partners L.P., KKR-PBPR Capital Partners L.P., KKR Credit Select (Domestic) Fund L.P., KKR Credit Advisors (Hong Kong) Limited, KKR Strategic Capital Management LLC KAM Fund Advisors LLC, KKR Credit Fund Advisors LLC, KKR Alternative Credit LLC, KKR Alternative Credit L.P., KKR Alternative Credit Limited, KKR Financial Holdings II, Ltd., KKR Financial Holdings III, Ltd., KKR European Special Opportunities Limited, KKR CLO 11 Ltd., KKR CLO 12 Ltd., KKR CLO 13 Ltd., KKR CLO 14 Ltd., KKR CLO 15 Ltd., KKR CLO 16 Ltd., KKR CLO 17 Ltd., KKR CLO 18 Ltd., KKR-Milton Capital Partners II L.P., KKR PIP Investments L.P., KKR Private Credit Opportunities Partners II L.P., KKR Private Credit Opportunities Partners II (EEA) L.P., KKR Private Credit Opportunities Partners II (EEA) Euro L.P., KKR Tactical Value SPN L.P., KKR Lending Partners Europe (GBP) Unlevered L.P., KKR Lending Partners Europe (Euro) Unlevered L.P., KKR Lending Partners Europe (USD) L.P., KKR Lending Partners Europe (Euro) L.P., KKR European Recovery Partners L.P., KKR Revolving Credit Partners L.P., Tactical Value SPN – Apex Credit L.P., Tactical Value SPN-Global Direct Lending L.P., KKR Global Credit Opportunities Master Fund L.P., Tactical Value SPN-Global Credit Opportunities L.P., CDPQ American Fixed Income III, L.P., KKR Lending Partners III L.P., LP III Warehouse LLC and KKR TFO Partners L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CREDIT ADVISORS (US) LLC
KKR ASSET MANAGEMENT LTD.
KKR CS ADVISORS I LLC
KKR FI ADVISORS LLC
KKR FI ADVISORS CAYMAN LTD.
KKR FINANCIAL ADVISORS LLC

KKR FINANCIAL ADVISORS II LLC
KKR MEZZANINE I ADVISORS LLC
KAM ADVISORS LLC
KKR DEBT INVESTORS II (2006) IRELAND LP
KKR DI 2006 LP
8 CAPITAL PARTNERS L.P.
KKR FINANCIAL CLO 2007-1, LTD.
KKR FINANCIAL CLO 2012-1, LTD.
KKR FINANCIAL CLO 2013-1, LTD.
KKR FINANCIAL CLO 2013-2, LTD.
KKR FINANCIAL CLO HOLDINGS, LLC
KKR CLO 9 LTD.
KKR CLO 10 LTD.
KKR FINANCIAL HOLDINGS, INC.
KKR FINANCIAL HOLDINGS, LTD.
KKR FINANCIAL HOLDINGS LLC
KKR FINANCIAL HOLDINGS II, LLC
KKR FINANCIAL HOLDINGS III, LLC
KKR FINANCIAL HOLDINGS IV, LLC
KKR CORPORATE CREDIT PARTNERS L.P.
KKR MEZZANINE PARTNERS I L.P.
KKR MEZZANINE PARTNERS I SIDE-BY-SIDE L.P.
KKR TRS HOLDINGS, LTD.
KKR-KEATS CAPITAL PARTNERS L.P.
KKR-MILTON CAPITAL PARTNERS L.P.
KKR LENDING PARTNERS L.P.
KKR LENDING PARTNERS II L.P.
KKR-VRS CREDIT PARTNERS L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.
KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.
KKR SPECIAL SITUATIONS (DOMESTIC) FUND II L.P.
KKR SPECIAL SITUATIONS (EEA) FUND II L.P.
KKR STRATEGIC CAPITAL INSTITUTIONAL FUND, LTD.
KKR STRATEGIC CAPITAL OVERSEAS FUND LTD.
KKR-CDP PARTNERS L.P.
KKR-PBPR CAPITAL PARTNERS L.P.
KKR CREDIT SELECT (DOMESTIC) FUND L.P.
KKR CREDIT ADVISORS (HONG KONG) LIMITED
KKR STRATEGIC CAPITAL MANAGEMENT LLC
KAM FUND ADVISORS LLC
KKR CREDIT FUND ADVISORS LLC
KKR ALTERNATIVE CREDIT LLC
KKR ALTERNATIVE CREDIT L.P.

KKR ALTERNATIVE CREDIT LIMITED
KKR FINANCIAL HOLDINGS II, LTD.
KKR FINANCIAL HOLDINGS III, LTD.
KKR EUROPEAN SPECIAL OPPORTUNITIES LIMITED
KKR CLO 11 LTD.
KKR CLO 12 LTD.
KKR CLO 13 LTD.
KKR CLO 14 LTD.
KKR CLO 15 LTD.
KKR CLO 16 LTD.
KKR CLO 17 LTD.
KKR CLO 18 LTD.
KKR-MILTON CAPITAL PARTNERS II L.P.
KKR PIP INVESTMENTS L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) L.P.
KKR PRIVATE CREDIT OPPORTUNITIES PARTNERS II (EEA) EURO L.P.
KKR TACTICAL VALUE SPN L.P.
KKR LENDING PARTNERS EUROPE (GBP) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (EURO) UNLEVERED L.P.
KKR LENDING PARTNERS EUROPE (USD) L.P.
KKR LENDING PARTNERS EUROPE (EURO) L.P.
KKR EUROPEAN RECOVERY PARTNERS L.P.
KKR REVOLVING CREDIT PARTNERS L.P.
TACTICAL VALUE SPN – APEX CREDIT L.P.
TACTICAL VALUE SPN-GLOBAL DIRECT LENDING L.P.
KKR GLOBAL CREDIT OPPORTUNITIES MASTER FUND L.P.
TACTICAL VALUE SPN-GLOBAL CREDIT OPPORTUNITIES L.P.
CDPQ AMERICAN FIXED INCOME III, L.P.
KKR LENDING PARTNERS III L.P.
LP III WAREHOUSE LLC
KKR TFO PARTNERS L.P.

By:	/s/ Jeffrey B. Van Horn
Name:	Jeffrey B. Van Horn
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Holdings L.P., KKR Capital Markets LLC, KKR Corporate Lending LLC, KKR Corporate Lending (UK) LLC, Merchant Capital Solutions LLC, MCS Capital Markets LLC and MCS Corporate Lending LLC, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS HOLDINGS L.P. KKR CAPITAL MARKETS LLC KKR CORPORATE LENDING LLC KKR CORPORATE LENDING (UK) LLC MERCHANT CAPITAL SOLUTIONS LLC MCS CAPITAL MARKETS LLC MCS CORPORATE LENDING LLC

By:	/s/ Adam Smith
Name:	Adam Smith
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Capital Markets Limited and KKR Corporate Lending (Cayman) Limited, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR CAPITAL MARKETS LIMITED KKR CORPORATE LENDING (CAYMAN) LIMITED

By:	/s/ John Empson
Name:	John Empson
Title:	Director

VERIFICATION

The undersigned states that she has duly executed the foregoing Application for and on behalf of KKR Capital Markets Asia Limited, that she is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

KKR CAPITAL MARKETS ASIA LIMITED

By:	/s/ Diane Raposio
Name:	Diane Raposio
Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Asset Management Partners LLP, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR ASSET MANAGEMENT PARTNERS LLP

By:	/s/ Dan Pietrzak
Name:	Dan Pietrzak
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Credit Advisors (Ireland), KKR European Floating Rate Loan Fund, Absalon Credit Fund Limited, Gardar Loan Fund and KKR European Credit Opportunities Fund II, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR Credit advisors (ireland) KKR EUROPEAN FLOATING RATE LOAN FUND ABSALON CREDIT FUND LIMITED GARDAR LOAN FUND KKR EUROPEAN CREDIT OPPORTUNITIES FUND II

By:	/s/ Michael Gilleran
Name:	Michael Gilleran
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Avoca CLO X Designated Activity Company, Avoca CLO XI Designated Activity Company, Avoca CLO XII Designated Activity Company, Avoca CLO XIII Designated Activity Company, Avoca CLO XIV Designated Activity Company, Avoca CLO XV Designated Activity Company, Avoca CLO XVI Designated Activity Company, Avoca CLO XVII Designated Activity Company and Avoca Credit Opportunities plc, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

AVOCA CLO X DESIGNATED ACTIVITY COMPANY
AVOCA CLO XI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIII DESIGNATED ACTIVITY COMPANY
AVOCA CLO XIV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XV DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVI DESIGNATED ACTIVITY COMPANY
AVOCA CLO XVII DESIGNATED ACTIVITY COMPANY
AVOCA CREDIT OPPORTUNITIES PLC

By:	/s/ Conor O’Neill
Name:	Conor O’Neill
Title:	Principal

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Capital Partners LP, Prisma Spectrum Fund LP and Polar Bear Fund LP, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRISMA CAPITAL PARTNERS LP PRISMA SPECTRUM FUND LP POLAR BEAR FUND LP

By:	/s/ Ken Eagle
Name:	Ken Eagle
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Apex Tactical Fund ICAV, that he is authorized to execute this sworn statement of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRISMA Apex Tactical Fund ICAV

By:	/s/ Matthew Edge
Name:	Matthew Edge
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of KKR Principal Opportunities Partnership L.P., CPS Managers Master Fund L.P., KKR SPN Credit Investors L.P. and KKR SPN Investments L.P., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

KKR PRINCIPAL OPPORTUNITIES PARTNERSHIP L.P. CPS MANAGERS MASTER FUND L.P. KKR SPN CREDIT INVESTORS L.P. KKR SPN INVESTMENTS L.P.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Prisma Apex Tactical Fund L.P. and Rendall Street Fund Limited, that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRISMA Apex Tactical Fund L.P. Rendall Street Fund Limited

By:	/s/ John Brennan
Name:	John Brennan
Title:	Authorized Signatory

SCHEDULE A

Existing KKR Credit Advisers

KKR Credit Advisors (Hong Kong) Limited

KKR Strategic Capital Management LLC

KKR FI Advisors LLC

KKR Financial Advisors LLC

KKR Financial Advisors II, LLC

KKR CS Advisors I LLC

KKR Mezzanine I Advisors LLC

KKR FI Advisors Cayman Ltd.

KAM Advisors LLC

KAM Fund Advisors LLC

KKR Credit Fund Advisors LLC

KKR Asset Management Partners LLP

KKR Asset Management, Ltd.

KKR Credit Advisors (Ireland)

Existing KKR Primary Adviser

Prisma Capital Partners LP

Existing KKR Proprietary Accounts

KKR Capital Markets Holdings L.P.

KKR Capital Markets LLC

KKR Capital Markets Limited

KKR Capital Markets Asia Limited

KKR Corporate Lending LLC

KKR Corporate Lending (Cayman) Limited

KKR Corporate Lending (UK) LLC

Merchant Capital Solutions LLC

MCS Capital Markets LLC

MCS Corporate Lending LLC

KKR Alternative Credit LLC

KKR Alternative Credit L.P.

KKR Alternative Credit Limited

KFN Subsidiaries

KKR Financial Holdings, Ltd.

KKR Financial Holdings II, LLC

KKR Financial Holdings II, Ltd.

KKR Financial Holdings III, LLC

KKR Financial Holdings III, Ltd.

KKR Financial CLO Holdings, LLC

KKR TRS Holdings, Ltd.

KKR Strategic Capital Institutional Fund, Ltd.

Schedule A-1

Existing Affiliated Funds

KKR Debt Investors II (2006) Ireland L.P.

KKR DI 2006 LP

KKR European Special Opportunities Limited

8 Capital Partners L.P.

KKR Financial CLO 2005-1, LTD.

KKR Financial CLO 2005-2, LTD.

KKR Financial CLO 2006-1, LTD.

KKR Financial CLO 2007-A, LTD.

KKR Financial CLO 2007-1, LTD.

KKR Financial CLO 2012-1, LTD.

KKR Financial CLO 2013-1, LTD.

KKR Financial CLO 2013-2, LTD.

KKR CLO 9 Ltd.

KKR CLO 10 Ltd.

KKR CLO 11 Ltd.

KKR CLO 12 Ltd.

KKR CLO 13 Ltd.

KKR CLO 14 Ltd.

KKR CLO 15 Ltd.

KKR CLO 16 Ltd.

KKR CLO 17 Ltd.

KKR CLO 18 Ltd.

KKR Corporate Credit Partners L.P.

KKR Mezzanine Partners I L.P.

KKR Mezzanine Partners I Side-by-Side L.P.

KKR-Keats Capital Partners L.P.

KKR-Milton Capital Partners L.P.

KKR-Milton Capital Partners II L.P.

KKR Lending Partners L.P.

KKR Lending Partners II L.P.

KKR-VRS Credit Partners L.P.

KKR PIP Investments L.P.

KKR Special Situations (Domestic) Fund L.P.

KKR Special Situations (Offshore) Fund L.P.

KKR Special Situations (Domestic) Fund II L.P.

KKR Special Situations (EEA) Fund II L.P.

KKR Strategic Capital Overseas Fund Ltd.

KKR-CDP Partners L.P.

KKR-PBPR Capital Partners L.P.

KKR Credit Select (Domestic) Fund L.P.

KKR Private Credit Opportunities Partners II L.P.

Schedule A-2

KKR Private Credit Opportunities Partners II (EEA) L.P.

KKR Private Credit Opportunities Partners II (EEA) Euro L.P.

KKR Tactical Value SPN L.P.

KKR Lending Partners Europe (GBP) Unlevered L.P.

KKR Lending Partners Europe (Euro) Unlevered L.P.

KKR Lending Partners Europe (USD) L.P.

KKR Lending Partners Europe (Euro) L.P.

KKR European Recovery Partners L.P.

KKR Revolving Credit Partners L.P.

Avoca CLO X Designated Activity Company

Avoca CLO XI Designated Activity Company

Avoca CLO XII Designated Activity Company

Avoca CLO XIII Designated Activity Company

Avoca CLO XIV Designated Activity Company

Avoca CLO XV Designated Activity Company

Avoca CLO XVI Designated Activity Company

Avoca CLO XVII Designated Activity Company

KKR European Floating Rate Loan Fund

Absalon Credit Fund Limited

Gardar Loan Fund

Avoca Credit Opportunities plc

KKR European Credit Opportunities Fund II

Prisma Spectrum Fund LP

Polar Bear Fund LP

KKR TFO Partners L.P.

Tactical Value SPN – Apex Credit L.P.

Tactical Value SPN-Global Direct Lending L.P.

KKR Global Credit Opportunities Master Fund L.P.

Tactical Value SPN-Global Credit Opportunities L.P.

KKR Principal Opportunities Partnership L.P.

CPS Managers Master Fund L.P.

KKR SPN Credit Investors L.P.

KKR SPN Investments L.P.

CDPQ American Fixed Income III, L.P.

Prisma Apex Tactical Fund ICAV

Prisma Apex Tactical Fund L.P.

Rendall Street Fund Limited

KKR Lending Partners III L.P.

LP III Warehouse LLC

Schedule A-3

Exhibit A

Resolutions of the Board of Directors of

Corporate Capital Trust, Inc.

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust, Inc. (the “Corporation”) to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Corporation be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Corporation to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

Exhibit A-1

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.

Exhibit A-2

Exhibit B

Resolutions of the Board of Trustees of

Corporate Capital Trust II

WHEREAS, the Board deems it advisable and in the best interest of Corporate Capital Trust II (the “Trust”) to file with the Securities and Exchange Commission (the “Commission”) an application for an amended order pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Trust with certain entities which may be deemed to be “affiliates” of the Trust pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Sections17(d) and 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Trust be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions;

RESOLVED FURTHER, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Trust to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and

Exhibit B-1

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to perform all of the agreements and obligations of the Trust in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Trust thereof

Exhibit B-2

Exhibit C

Resolutions of the Board of Trustees of

KKR Income Opportunities Fund

WHEREAS, the Board of Trustees (the “Board”) of KKR Income Opportunities Fund (the “Fund”) deems it advisable and in the best interest of the Fund to file with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d), 57(c) and 57(i) of the Investment Company Act, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments may otherwise be prohibited by Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of the Fund be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be prepared, executed, delivered and filed with the Commission an Application and to do such other acts or things and execute such other documents, including, but not limited to, amendments to the Application and requests for no-action relief or interpretive positions under the Securities Act of 1933, the Securities Exchange Act of 1934, the 1940 Act, or any other applicable federal or state securities law, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Commission and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of the Application, any amendments thereto or any requests for no-action relief or interpretive positions; and further

RESOLVED, that the Officers be, and each of them acting alone hereby is, authorized and directed to file such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions, as such officers shall deem necessary or desirable in order for the Fund to accomplish its investment objective, in such form and accompanied by such exhibits and other documents as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the execution or filing of such documents, including, but not limited to, the filing of such additional Applications, any amendments thereto or any additional requests for no-action relief or interpretive positions; and further

Exhibit C-1

RESOLVED, that the Officers be, and each of them hereby is, authorized, in the name and on behalf of the Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Exhibit C-2